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SEC FILE NUMBER
8-65479

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MVision Private Equity Advisers USA LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Connaught House, 1-3 Mount Street
(No. and Street)

London	United Kingdom	W1K 3NB
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Paula Hardgrave — 011 44 207 409 3672
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

I, Paula Hardgrave, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MVision Private Equity Advisers USA LLC (the "Company") for the year ended June 30, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature 8/22/2005
Date

Chief Financial Officer
Title

Subscribed and sworn to before me
on this 22th day of August, 2005



Notary Public

LYNN KELLY
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-KE6058133
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 04-30-2007

MVISION PRIVATE EQUITY ADVISERS USA LLC
(S.E.C. I.D. No. 8-65479)



BALANCE SHEET
AS OF JUNE 30, 2005
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

MVision Private Equity Advisers USA LLC:

We have audited the accompanying balance sheet of MVision Private Equity Advisers USA LLC (the "Company") as of June 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of MVision Private Equity Advisers USA LLC at June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 22, 2005

MVISION PRIVATE EQUITY ADVISERS USA LLC
BALANCE SHEET
AS OF JUNE 30, 2005

ASSETS		
Cash	$	2,397,148
Other receivables		12,187
Deferred tax asset		5,677
Other assets		20,188
Total Assets	$	2,435,200
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Compensation and benefits payable	$	1,019,692
Payable to affiliates		243,370
Taxes payable		350,291
Accrued expenses		45,371
Total		1,658,724
Stockholder's Equity		
Common stock, par value $100 per share; 1,000,000 shares authorized; 750 shares issued and outstanding		75,000
Accumulated other comprehensive loss		(32,275)
Retained earnings		733,751
Total		776,476
Total Liabilities and Stockholder's Equity	$	2,435,200

See Notes to Balance Sheet.

MVISION PRIVATE EQUITY ADVISERS USA LLC

NOTES TO BALANCE SHEET
FOR THE YEAR ENDED JUNE 30, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The Company is a Delaware Limited Liability Corporation that is a wholly-owned subsidiary of MVision Private Equity Advisers Limited (Parent). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation—The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America which include industry practices.

The balance sheet is presented in U.S. Dollars. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Gains or losses resulting from foreign currency transactions are included in net income. Gains or losses resulting from foreign currency translation adjustments are included in equity as a component of other comprehensive income.

Use of Estimates—In presenting the balance sheet, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Revenue Recognition—The Company earns revenue by charging a fee for raising capital for private equity firms and investment managers and for providing related specialized financial services.

Other Receivables—Receivables comprise amounts related to rent deposit, amount on deposit with clearing organizations.

Other Assets—Other assets consist primarily of prepaid expenses.

Liabilities—Accrued expenses consist primarily of accruals made for professional fees and compensation benefit expenses. Compensation and benefits payable consists of amounts to be paid to director's bonuses.

Income Taxes—The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

2. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into related party transactions with an affiliate. These transactions mainly consist of the affiliate providing operational support to the Company. At June 30, 2005 the Company had an intercompany payable to affiliate of $243,370 which related to unsettled expenses.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an obligation under an operating lease with a sixty-day notice period.

4. EMPLOYEE BENEFIT PLANS

The Company administers a 401(k) retirement and savings plan for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2005, the Company had net capital of $738,424, which was $733,424 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.25 to 1.

6. INCOME TAXES

A net deferred tax asset of $5,677 has been established due to temporary differences related to accruals which represent future tax deductions and prepaid expenses, which represent current tax deductions. No valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax asset will be realized.

* * * * * *



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

August 22, 2005

MVision Private Equity Advisers USA LLC
Connaught House
1-3 Mount Street
London
W1K 3NB
United Kingdom

In planning and performing our audit of the financial statements of MVision Private Equity Advisers USA LLC (the "Company") for the year ended June 30, 2005 (on which we issued our report dated August 22, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation

of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP